May 28, 2009

VIA FEDERAL EXPRESS OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attn:  Chris White, Branch Chief

Re:	CALIFORNIA GOLD CORP. (formerly US Uranium Inc.)
Form 10-KSB for Fiscal Year Ended January 31, 2008
Filed May 15, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 15, 2008
File No. 333-13459

Dear Mr. White:

On behalf of our client, California Gold Corp., formerly US Uranium Inc., a Nevada corporation (the “Company”), we are submitting this letter to revise our letter to you dated May 18, 2009 which we submitted in response to your comments in your letter to Mr. James D. Davidson, Chief Executive Officer of the Company, dated April 15, 2009 (the “Letter”).  We have determined that we do not need to file a Form 10-K/A Amendment No. 2 (as we previously indicated that we would) for the reasons set forth at the end of this letter.

Listed below in bold are your comments from the Letter, together with responses by us on behalf of the Company.

Amended Form 10-KSB for the Fiscal Year Ended January 31, 2008

Statements of Stockholders Equity, page 8

1.
We reviewed your response to the prior comment 1 and amended Form 10-K for the fiscal year ended January 31, 2008.  We note you determined the conversion feature of the convertible debenture qualified as a derivative instrument in accordance with SFAS 133 and recorded the derivative value as contributed capital in the amended Form 10-K.  Please tell us how your accounting of this embedded derivative complies with the guidance at paragraph 16 of SFAS 133.

COMPANY RESPONSE:  The Company’s management has reviewed its financial statement presentation and footnote disclosure pertaining to its convertible debentures and related embedded derivative.  Management reasserts that its accounting of the embedded derivative was correct and in full compliance with SFAS 133.  According to paragraph 16 of SFAS 133, an entity may separate an embedded derivative from its host contract, value the derivative at market value, and account for the host contract based on generally accepted accounting principles “applicable to instruments of that type that do not contain embedded derivative instruments.”  The Company accounted for the conversion feature of the debentures as an embedded derivative, which it valued using the Black-Scholes pricing model.  The value of the conversion feature was originally calculated as $758,641, but as the discount was capped at the $595,000 note amount, the amount of $595,000 was recognized in earnings during the period in which it was originated.  The remaining host contract (the note payable) was accounted for according to generally accepted accounting principles pertaining to notes payable that do not contain embedded derivative instruments.  Further, the Company calculated the value of the associated warrants using the Black-Scholes pricing model.  The calculated value of the warrants ($13,199) was deemed immaterial to the financial statements, and no related expense was recognized.

In order to more clearly present the different facets of this transaction, the Company has made the following additional changes to its financial statements for the fiscal year ended January 31, 2008:

1.	Statement of Stockholders’ Equity: The wording of the row titled “Fair value of conversion feature and warrants” has been changed to “Fair value of conversion feature of convertible debentures”;

2.
Note 6 - Convertible Debentures:  The following sentence has been added to the end of this note:  “The associated warrants were valued using the Black-Scholes pricing model, and were determined to have an immaterial value.”; and

3.	Note 7 – Restated Financial Statements: The words “and warrants” have been added after the words “conversion feature” in the first sentence of this note.

Because these changes are minimal and do not affect any of the numerical information presented in the Company’s restated financial statements, the Company believes that it is not necessary to file a Form 10-K/A, Amendment No. 2 to its annual report for the fiscal years ended January 31, 2008 and 2007, to take into account the changes discussed above.  The Company expects to file a restated Form 10-Q for the period ended October 31, 2007 within the next five business days, which will include the changes discussed above, and its future quarterly reports on Form 10-Q also will reflect these changes.

If you have any questions or comments with respect to the responses we have provided above, please contact me at 212-400-6900.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Suying Li, Division of Corporate Finance
Securities and Exchange Commission

James Davidson, Chief Executive Officer
California Gold Corp.